Louis Lehot

T: +1 650 843 5949

llehot@cooley.com

November 22, 2013

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ryan Adams
Doug Jones
Patrick Kuhn
Max A. Webb

Re:	CHC Group Ltd.
Amendment No. 1 to the Registration Statement on Form S-1
Filed October 25, 2013
File No. 333-191268

Dear Mr. Webb:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, on behalf of our client, CHC Group Ltd. (the “Company”), is Amendment No. 2 to the Company’s registration statement on Form S-1 (“Amendment No. 2”). Amendment No. 2 updates the Company’s registration statement on Form S-1 (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on September 19, 2013 (Commission file no. 333-191268), as amended by Amendment No. 1 filed with the Commission on October 25, 2013 (“Amendment No. 1”).

Amendment No. 2 is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated November 7, 2013, with respect to Amendment No. 1 (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Registration Statement.

Also enclosed, for the convenience of the Staff, is a copy of Amendment No. 2 marked to show changes from Amendment No. 1.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5949 F: (650) 849-7400

U.S. Securities and Exchange Commission

November 22, 2013

Page Two

Staff Comments and Company Responses

Our Fleet, page 5

1.	We note your response to our prior comment 11. Please tell us and further expand your disclosure with the name of the organization that determined the appraised market value of your fleet or how the appraised value was otherwise determined.

Response: The Company advises the Staff that the Company has revised the disclosures on pages 5 and 100 of Amendment No. 2 to disclose the names of the organizations that determined the appraised market value of the Company’s fleet.

2.	We note your response to our prior comment 12. Please explain how you use the measure “weighted average age based on appraised market” and why investors would find the measure useful on the basis that you calculate it.

Response: The Company advises the Staff that the Company has deleted references to the “weighted average age” and disclosures of its calculation on pages 5 and 100 of Amendment No. 2.

Risk Factors, page 20

We have a history of net losses, page 20

3.	We note your response to our prior comment 7 and your revised disclosure that you have incurred net losses due in part to substantial leverage incurred to acquire additional helicopters. We also note your disclosure on page 6 that you have committed to purchase 28 new helicopters in the next two years, at a cost of $701 million. Please revise this risk factor to disclose, if true, that net losses may continue or increase due to these planned acquisitions.

Response: The Company advises the Staff that the Company has revised the risk factor entitled “We have a history of net losses” on page 20 of Amendment No. 2 to disclose that the Company’s net losses may continue or increase due to helicopter acquisitions in the future.

Management’s Discussion and Analysis, page 51

Summary Results, page 57

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5949 F: (650) 849-7400

U.S. Securities and Exchange Commission

November 22, 2013

Page Three

4.	We note your response to our prior comment 22. Please consider disclosing how the measure adjusted EBITDAR margin is used by the Company and why investors would find the measure useful.

Response: The Company advises the Staff that the Company has revised the disclosure on page 58 of Amendment No. 2 to disclose that the Company believes the presentation of adjusted EBITDAR margin to be a significant indicator of its financial performance and uses this measure to assist it in allocating available capital resources.

For the Three Months Ended July 31, page 59

Consolidated Results of Operations, page 59

5.	We note your response to our prior comment 23. Please quantify each contributing factor to a change in the various revenue and expense categories. For example, you did not quantify the decrease in revenue as a result of the EC225 grounding, the decrease in maintenance cost from the preferential commercial and financial terms offered because of the EC225 stand down, or the increase cost incurred preparing the EC225 for return to service and the additional investment in maintenance of parts inventory to improve helicopter availability.

Response: The Company advises the Staff that the Company has revised the disclosures on pages 59, 60, 63 and 66 of Amendment No. 2 to expand disclosure and to quantify factors contributing to material changes in the Company’s results.

6.	We note your response to our prior comment 25. Please tell us and disclose what the preferential commercial and financial terms offered to you by your stakeholders were in regard to maintenance costs.

Response: The Company advises the Staff that the Company has revised the disclosures on pages 23 and 60 of Amendment No. 2 to disclose additional details of the preferential commercial and financial terms offered to the Company by our stakeholders in regard to maintenance costs.

7.	We note your response to our prior comment 26. Please further clarify why an additional investment in parts inventory to improve helicopter availability affected your maintenance costs. Parts inventory appears to us to be a consumable that is recorded on the balance sheet until used. Please advise.

Response: The Company advises the Staff that the Company has revised the disclosures on pages 60 and 63 of Amendment No. 2 to clarify that additional investment in the maintenance of rotable parts to improve helicopter availability increased its maintenance costs. The Company further advises the Staff that the Company’s accounting policy for rotable parts is detailed on page F-14 of Amendment No. 2.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5949 F: (650) 849-7400

U.S. Securities and Exchange Commission

November 22, 2013

Page Four

The Fiscal Year Ended April 30, 2013 Compared to…, page 64

Consolidated Results of Operations, page 64

Income Tax Expense, page 68

8.	Refer to the following sentence in the paragraph below the table on page 68, “[t]his change in assessment resulted in a valuation allowance of $58.8 million.” It appears that it should indicate that this resulted in a “change” in the valuation allowance of $58.8 million, for consistency with disclosures on page F-38 and F-39 and the balance of the valuation allowance of $275.9 million at April 30, 2013 as disclosed on page F-39. Please advise.

Response: The Company advises the Staff that the Company has revised the disclosure on page 68 of Amendment No. 2 to indicate that the “change in assessment resulted in a change in the valuation allowance of $58.8 million”.

9.	We note that you have filed a short-form tax opinion as Exhibit 8.1. Please revise the tax disclosure section in the prospectus to clearly state that the discussion under this heading is counsel’s opinion.

Response: The Company advises the Staff that the Company has revised the disclosure on page 167 of Amendment No. 2 to clearly state that the discussion under the heading entitled “Material United States Federal Income Tax Considerations” is the opinion of the Company’s United States counsel.

10.	Please revise the disclaimer on page 171 to remove the reference indicating that “THE DISCUSSION ABOVE IS A GENERAL SUMMARY,” since this section appears to constitute your tax opinion.

Response: The Company advises the Staff that the Company has removed the reference on page 171 of Amendment No. 2 indicating that “THE DISCUSSION ABOVE IS A GENERAL SUMMARY”.

Notes to Consolidated Financial Statements, page F-9

Note 17: Income Taxes, page F-38

11.	Please explain to us why “other adjustments” presented in the table that summarizes the continuity of the valuation allowance on page F-39 does not appear to affect the statutory rate reconciliation and deferred income tax expense presented on page F-38. If these “other adjustments” are netted in line items within the presentation of the aforementioned items, please clarify your disclosure accordingly.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5949 F: (650) 849-7400

U.S. Securities and Exchange Commission

November 22, 2013

Page Five

Response: The Company advises the Staff that the Company has revised the disclosure on page F-39 of Amendment No. 2 to clarify that the other adjustments include 1) adjustments from tax authorities included in “adjustments to prior years “ in the reconciliation of the net income tax recovery (expense) to the statutory income tax rate 2) foreign exchange translation adjustments and changes in the valuation allowance taken against deferred tax assets related to the defined benefit pension plan both of which are included in the Statements of Comprehensive Income (Loss) and 3) the movements in the valuation allowance for discontinued operations which are excluded from the reconciliation of the net income tax recovery (expense) to the statutory income tax rate.

Exhibit 8.1

12.	We note your disclosure in the first paragraph on page 2 that you “are of the opinion that the discussion in the Registration Statement under the heading ‘TAXATION — Material United States Federal Income Tax Considerations,’ . . . is accurate in all material respects.” Revise to clarify that the discussion in the prospectus is your tax opinion.

Response: The Company advises the Staff that the Company has filed a revised Exhibit 8.1 tax opinion to clarify on page 2 of the tax opinion that the discussion in the Registration Statement under the heading “TAXATION — Material United States Federal Income Tax Considerations” constitutes the tax opinion of the Company’s United States counsel.

13.	We note your disclosure in the last paragraph on page 2 that the opinion “is being provided to you solely for use in connection with the Registration Statement, and this opinion letter may not be relied upon by any other person for any other purpose.” Please omit this sentence since you may not limit reliance.

Response: The Company advises the Staff that the Company has filed a revised Exhibit 8.1 tax opinion to delete the sentence “This opinion is being provided to you solely for use in connection with the Registration Statement, and this opinion letter may not be relied upon by any other person for any other purpose” in the last paragraph on page 2 of the tax opinion.

* * * *

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5949 F: (650) 849-7400

U.S. Securities and Exchange Commission

November 22, 2013

Page Six

The Company requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 2 or this response letter to Michael Tenta (telephone: (650) 843-5636; email: mtenta@cooley.com or the undersigned at (telephone: (650) 843-5949; email: llehot@cooley.com) of Cooley LLP, counsel to the Company.

Sincerely,

/s/ Louis Lehot
Louis Lehot For Cooley LLP

cc:	Michael O’Neill, Esq.
Russ Hill, Esq.
Joan Hooper

CHC Group Ltd.

Michael Tenta, Esq.
Yueting Liang, Esq.

Cooley LLP

Joshua Ford Bonnie, Esq.
Ryan Bekkerus, Esq.

Simpson Thacher & Bartlett LLP

Michael E. Michetti, Esq.
Scott R. Saks, Esq.
Joel M. Simon, Esq.

Paul Hastings LLP

Gary Miller

Ernst & Young LLP

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5949 F: (650) 849-7400